SECURITIES AND EXCHANGE COMMISSION
                       ----------------------------------
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                         COMMISSION FILE NUMBER 0-11663

                           NOTIFICATION OF LATE FILING

      (Check One): [x] Form 10-K  [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q
                                  [ ] Form N-SAR

                      For Period Ended:  December 31, 1998

 [ ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
 [ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
                       [ ] Transition Report on Form 11-K

                      For the Transition Period Ended:  N/A

  Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:________________________

                         PART I. REGISTRANT INFORMATION

                 Full name of registrant: Chancellor Corporation

                            Former name if applicable
                                       N/A

            Address of principal executive office (Street and number)
                          210 South Street, 10th Floor

                   City, State and Zip Code:  Boston, MA 02111

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                        PART II. RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[x]     (a)  The reasons described in reasonable detail in Part III of this form could  not  be  eliminated  without  unreasonable  effort  or  expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[x]     (c)  The  accountant's  statement  or  other  exhibit  required  by Rule
12b-25(c)  has  been  attached  if  applicable.

                               PART III. NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     As a result of a change in the Registrant's independent public accountants on February 25, 1999, as set forth in the Current Report on Form 8-K dated March 4, 1999 and as amended in the Current Report on Form 8-K/A dated March 22, 1999, the Registrant has experienced delays in the completion of the audit of its financial information. The Registrant is also in the process of compiling additional data required for the preparation of the definitive financial statements to be included in Part 2 of the Form 10-KSB. The Registrant expects to obtain all required data within the next week and as a result expects to file the Form 10-KSB on or before April 15, 1999.

                           PART IV. OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

          Jonathan  C.  Ezrin                       617           368-2700

          (Name)                                (Area  Code)  (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                       [x]Yes  [  ]No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       [x]Yes  [  ]No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant anticipates reporting a profit for the fiscal year ended December 31, 1998, as compared to a net loss of $1,802,000 for the corresponding prior year. Additionally, the Registrant will reflect a significant increase in total assets as a result, in part, of the acquisition of MRB, Inc. d/b/a Tomahawk Truck and Trailer Sales ("Tomahawk"). The Registrant is in the process of compiling additional financial information as it relates to the Tomahawk acquisition and, at this time, is unable to provide reasonable estimates as to the net impact on the financial statements as of December 31, 1998 and the year then ended.

                             Chancellor Corporation

                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  March  31,  1999     By:         /s/  Franklyn  E.  Churchill
                                ------------------------------------
                                        Franklyn  E.  Churchill
                                        President

     Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

                  [Metcalf, Rice, Fricke and Davis Letterhead]



March  31,  1999


Mr.  Franklyn  E.  Churchill
President
Chancellor  Corporation
210  South  Street
Boston,  MA  02111


Dear  Mr.  Churchill:

We have read Part III of the Form 12b-25 dated March 31, 1999, and are in agreement with the statements made therein.

                                     Sincerely,

                                     /s/  Metcalf,  Rice,  Fricke  and  Davis
                                     ----------------------------------------
                                          Metcalf,  Rice,  Fricke  and  Davis